

August 9, 2013

Via E-mail
John W. Foster
Chief Executive Officer
Odyssey Pictures Corporation
2321 Coit Road, Suite E
Plano, TX75075

      Re: **Odyssey Pictures Corporation**
              Form 10-K for the Fiscal Year Ended June 30, 2012
              Filed October 15, 2012
              Amendment 1 to Form 10-K for the Fiscal Year Ended June 30, 2012
              Filed November 27, 2012
              File No. 000-18954

Dear Mr. Foster:

We have reviewed your response letters dated July 1, 2013 and July 26, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2012

Financial Statements, page 9

Consolidated Balance Sheets, page 9

1. We note your response to prior comment 5 and require further information. You disclose that some of the amounts recorded relate to research and development and further explain that such software and technology is capitalized. In this regard, please tell us the nature of the costs incurred related to the software and technology and explain in further detail how such software and technology will provide you with a revenue stream at a later date. Your response and revised disclosure should fully explain the types of costs incurred that are capitalized, at what point technological feasibility is achieved and your accounting

policies for both the capitalization of such costs and subsequent revenue recognition. Refer to ASC 985.

2. We further note from your response to prior comment 5 that you also incur costs to produce feature film and television products for broadcast. In this regard, please tell us the nature of the costs capitalized, whether you incur the cost of production or whether you have purchased such intellectual properties, the amounts recorded on the balance sheet related to film and television production costs and how your accounting policy complies with ASC 926-20-25. Your response and revised disclosure should also address your policy for evaluating such assets for impairment. Also, please reconcile your response which indicates such costs are capitalized and your disclosure in the fourth paragraph on page eight of your draft 10-K/A which indicates that you expense film costs as incurred. Please advise or revise as appropriate.

3. In a related matter, your response to prior comment 5 indicates that you will revise your document to include the disclosures proposed in your response. However, we are unable to locate such disclosures in your draft 10-K/A. Please ensure that the revisions in relation to prior comment five, as further amended to address the above comments are included in your draft 10-K/A.

Background and Significant Accounting Policies, page 14

Significant Accounting Policies, page 14

Revenue Recognition, page 14

4. We note from your response to prior comment 7 that you recognize revenue upon receipt related to services for production. Please clarify why such revenue is earned upon receipt and demonstrate how the policy of recognizing revenue upon receipt complies with ASC 605. Your response should clarify if you receive advance payments for such services and how you recognize such advanced payments in your financial statements. We may have further comment upon receipt of your response.

5. In a related matter, your response to prior comment 7 indicates multiples types of revenues and the amounts recognized for fiscal 2012, however, you did not tell us when or how such revenue is recognized in your financial statements. Please tell us, and revise the notes to your financial statements to disclose, for each type of revenue, when such revenue is considered earned and therefore recognized in your financial statements. Your response and revised disclosure should clearly explain how your revenue recognition policy for each type of revenue being recognized complies with the guidance outlined SAB Topic 13.A.

2. Notes and Loans Payable, page 18

6. We note your proposed disclosure in response to prior comment 8. Your convertible notes state "See Asher" however, we only note an exhibit related to Asher without any further reference to Asher in your amended 10-K. As originally requested, please tell us and revise note 2 to disclose the conversion terms and explain how they were determined.

Form 10-K/A for the fiscal year ended June 30, 2012

Cover Page

7. We note your response to prior comment 4 in our December 12, 2012 letter. Please amend your filing and revise the cover page to indicate the number of shares of your common stock outstanding as of the latest practicable date prior to the date of filing your initial report, i.e. October 15, 2012. In this regard, we note that you provided the information as of March 31, 2013. Refer to Instructions to Form 10-K.

Item 11. Executive Compensation, page 16

8. We note your response to prior comment 9 in our December 12, 2012 letter. We note that you granted Mr. Foster certain stock and option awards in 2011 and 2012. Please amend your filing to list such awards in the "Stock Awards" and "Options Awards" columns of the "Summary Compensation" table and to clarify that the amounts have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Items 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Please also amend your filing to include a footnote disclosing all assumptions made in the valuation of such stock or option awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Items 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners, page 17

9. We note your response to prior comment 13 in our December 12, 2012 letter. Please amend your filing to provide the information required by Item 403 of Regulation S-K as of the most recent practicable date prior to the date of filing your initial report, i.e. October 15, 2012. In this regard, we note that you provided the information as of May 31, 2013.

Item 15. Exhibits and Financial Statement Schedules, page 19

10. We note your response to prior comment 14 in our December 12, 2012 letter. Please amend your filing to file, or appropriately incorporate by reference, the exhibits required

by Item 601 of Regulation S-K. In this regard, we note that you appear to have included footnote references without the corresponding footnotes.

Signatures, page 22

11. We note your response to prior comment 26 in our December 12, 2012 letter. Please amend your filing to revise the second half of your signature page to include the signatures of your principal executive officer, principal financial officer, controller, or principal accounting officer. If someone has signed in more than one capacity, indicate each capacity in which he has signed. Refer to Form 10-K, General Instructions D(2)(a). To the extent Mr. Foster is the company's principal executive officer, principal financial officer, and principal accounting officer, please revise to clarify.

Financial Statements, page F-1

8. Related Party Transactions not Disclosed Elsewhere, page F-15

Due Related Parties, page F-15

12. We note that you have amounts payable to related parties at June 30, 2012 of $228,138 to an entity owned by your CEO and $876,226 related to the FilmZone distributions. Please tell us where such amounts are reflected on your balance sheet.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at 202-551-3680 or Loan Lauren P. Nguyen, Special Counsel, at 202-551-3642 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief